Exhibit 99.1

ASX Announcement 30 January 2025

Advanced Health Intelligence

Secures USD$4,000,000 Convertible Note Facility

Advanced Health Intelligence Ltd (ASX:AHI) (AHI or the Company) wishes to advise shareholders that the Company has secured USD$4,000,000 (~AUD$6,450,000) via a convertible note offering to UAE-based KOR Investments LLC (KOR).

This offering to KOR is part of a new convertible note facility in which AHI aims to raise up to AUD$10,000,000 (including KOR’s investment) (Facility).

This binding term sheet from KOR represents a significant cornerstone commitment. The Company is in active negotiations to finalise the Facility’s balance and will keep shareholders updated as further commitments are concluded.

Upon receiving a conversion notice from the investor(s), the Company will seek shareholder approval to convert the convertible notes into equity.

This Facility replaces the convertible note facilities the Company disclosed in its announcement dated 15 April 2024, which will not proceed. AHI did not use any convertible note facilities previously offered by Oakley Securities. As a result, no notes were drawn down, no funds were received, and no costs were incurred in connection with these facilities.

The Company intends to conclude its 2024 Research and Development (R&D) reimbursement submissions in February, with an expected reimbursement of approximately AUD$1.5 million, which will further support the Company’s ongoing operations and initiatives.

About KOR Holdings LLC

KOR is led by Mr Mohamed Al Marar, a visionary leader dedicated to bringing about positive change in the UAE. As Chairman and Founding Partner of KOR, Mr Al Marar is committed to introducing initiatives that benefit the people of the UAE.

With a strong focus on social entrepreneurship and the ‘Triple Bottom Line’ principle, Mr Al Marar prioritises his partners’ success and prosperity while promoting collective growth, corporate harmony, and social well-being.

KOR is a visionary investment company that is redefining the boundaries of business innovation. With a diverse portfolio that spans energy, petrochemicals, equity markets, logistics, healthcare, and more, KOR excels at identifying and capitalising on new opportunities.

Guided by its mission to transform challenges into opportunities, KOR operates with prudent risk management, prioritising operational efficiency and ethical principles. KOR aims to assert its position as an industry leader, driving excellence, innovation, and inclusive growth.

KOR empowers underserved communities, champions higher standards, and fosters a culture of social responsibility. By reimagining diversification and igniting new possibilities, KOR creates value for its investors, partners, and the communities it serves.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	1

ASX Announcement 30 January 2025

The key terms of the Convertible Note facility with KOR are set out below:

Loan	USD$4,000,000 (~AUD$6,450,000) (Loan Amount).
Drawdown Schedule

KOR agrees to provide funding to AHI in accordance with the following drawdown schedule:

●     Initial Drawdown: USD$200,000 on or before 31 January 2025;

●     Second Drawdown: USD$1,300,000 on or before 28 February 2025; and

●     Third Drawdown: USD$2,500,000 on or before 28 March 2025,

(each, a Drawdown).

Maturity Date	24 months from the date of the Initial Drawdown (Maturity Date).
Interest

Interest accrues on the Loan Amount until the Maturity Date at a rate of 10% per annum (simple interest) and unless otherwise converted into fully paid ordinary shares in the capital of the Company (Shares), the interest shall become repayable in cash on the first to occur of:

●     each 12-month period following the Advance Date;

●     the Conversion Date (defined below); and

●     the Repayment Date (defined below).

Conversion

Subject to shareholder approval, the Loan Amount can be converted into Shares (Conversion Shares) at the Conversion Price upon mutual written agreement of the parties (Mutual Election) during the period commencing on the date that is six months from the relevant date of advance (Advance Date) and ending on the date that is 12 months from the Advance Date.

Subject to Shareholder approval, during the period commencing 12 months from the Advance Date and ending on the Maturity Date, KOR may elect for the Loan Amount to be converted into Conversion Shares at the Conversion Price by providing the Company with five days’ written notice (KOR Election).

Within 60 days of the date on which a Mutual Election or KOR Election is made (Election Date), the Company must obtain shareholder approval to issue the Conversion Shares pursuant to ASX Listing Rule 7.1, otherwise the Loan Amount and any accrued interest must be repaid in cash.

Within five business days of receipt of shareholder approval, the Company must issue KOR that number of Conversion Shares which is equal to the Loan Amount and, if KOR has elected for the interest to be converted, the interest divided by the Conversion Price (Conversion Date).

For the purposes of this clause, the Conversion Price will be a 50% discount to the 10-day volume weighted average trading price of the Shares prior to the Election Date. KOR can also choose to convert accrued and unpaid interest into Shares at the Conversion Price.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	2

ASX Announcement 30 January 2025

Rectification Period for Non-Payment of Drawdowns

KOR shall pay the Drawdowns on or before the dates set out above. In the event that KOR fails to make any scheduled payment by the specified date, the Company shall provide written notice to KOR specifying the outstanding amount and KOR shall have a period of thirty (30) days from receipt of such notice to rectify the outstanding payment.

Repayment

If a Mutual Election or Lender Election has not occurred by the Maturity Date, the Company must repay the Loan Amount and accrued and unpaid interest in cash within 90 days of the Maturity Date (Repayment Date).

Early Conversion	The Lender may request early conversion of the loan, in full or in part, no earlier than six months from the date of receipt of the full USD$4 million advance. Any such early conversion shall be contingent upon mutual agreement between the parties.
Security	Within ten business days of receipt of the Third Drawdown, the Company agrees to grant the Company a first ranking general security agreement (GSA) over all present and future assets of the Company, securing repayment of the funds advanced by KOR. The GSA will be registered in favour of KOR for the amount advanced, together with all interest, fees and other amounts payable by the Company under the agreement. The GSA will include standard commercial terms, covenants, and events of default.
Other terms	The notes are otherwise on customary terms and conditions.

The Company confirms that it sought legal advice from Steinepreis Paganin regarding the suitability of the terms of the Convertible Notes, and was advised that the terms of the Convertible Notes:

•	do not contain any of the features noted in section 5.9 of ASX Guidance Note 21; and

•	are market-standard, as there are other convertible notes on similar terms in the marketplace.

The proceeds from the Facility will support the Company’s expansion across the MENA region, debt reduction (including the initial loan repayment that will be due and payable to Quarters Academy Sdn Bhd on 6 March 2025, see below for further details), and general working capital requirements. This will enable the Company to continue executing its strategic growth initiatives and reducing debt accordingly.

Vlado Bosanac, AHI Founder and Head of Strategy, said,

“The successful securing of this initial convertible note financing with such an influential UAE fund is a testament to KOR’s strong confidence in the Company’s cutting-edge technology, strategic vision, and ability to execute value-accretive initiatives. This investment endorsement validates the Company’s growth prospects and potential in the UAE.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	3

ASX Announcement 30 January 2025

This partnership underscores the urgent need for the Company’s innovative technology in the UAE, where the prevalence of chronic diseases poses a significant public health challenge. By collaborating with KOR, the Company is well-positioned to address this critical need, driving meaningful impact and value creation in the region.

I have worked closely with KOR’s Chairman and CEO over the last six months. Mr Al Marar is a visionary leader dedicated to driving positive change in the UAE.

As Chairman and Founding Partner of KOR Holdings, he is committed to introducing initiatives that benefit the people of the UAE.

Mr. Al Marar believes that improving health outcomes is a critical aspect of enhancing the overall well-being of UAE citizens. He is passionate about leveraging innovative solutions to address the region’s healthcare challenges, and he sees this partnership as a key step towards achieving that goal.”

Dilution

Set out below is a worked example of the number of Shares that may be issued on conversion of the amount owed to KOR under the Facility, based on assumed conversion prices of A$0.046, being a 50% discount to the latest closing price of the Company’s Shares (Discounted Closing Price), A$0.023 and A$0.069 (being a 50% decrease and a 50% increase to the Discounted Closing Price respectively).

ASSUMED CONVERSON PRICE	MAXIMUM NUMBER OF SHARES WHICH MAY BE ISSUED[1,2]	CURRENT SHARES ON ISSUE	NUMBER OF SHARES ON ISSUE FOLLOWING CONVERSION OF OUTSTANDING AMOUNT	DILUTION EFFECT ON EXISTING SHAREHOLDERS
A$0.023	298,643,957	280,582,265	579,226,222	51.56%
A$0.046	149,321,979	280,582,265	429,904,244	34.73%
A$0.069	99,547,986	280,582,265	380,130,251	26.19%

Notes:

1.	Rounded to the nearest whole number.

2.	The above table assumes that:

a.	the election for the conversion of the USD$4,000,000 (plus interest) owed to KOR is made at its earliest possible time (being 30 September 2025, being the Assumed Election Date); and

b.	the USD$4,000,000 (plus interest accrued to 30 November 2025, being 60 days after the Assumed Election Date) owed to KOR will equal A$6,868,811 (based on a USD$1:AUD$1.61 exchange rate) at the time of conversion.

The above table and assumptions that it is based on are illustrative only, the actual number of Shares that will be issued to KOR (in the event that shareholder approval is granted) is to be determined.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	4

ASX Announcement 30 January 2025

Advisor Fees

As a facilitation and introduction fee, AHI will:

•	pay SP Global (Advisor) (or its nominee) a cash fee equal to 8% of the Funds received under the Facility; and

•	subject to shareholder approval for the purposes of Listing Rule 7.1, issue the Advisor (or its nominee) 10m Shares.

This release has been approved by the Chairman and the CEO of Advanced Health Intelligence Ltd.

Quarters Loan

As was announced on 2 October 2024, AHI previously secured a A$2.5m bridging loan (Bridging Loan) from Quarters Academy Sdn Bhd (Quarters).

A$1.25m of the Bridging Loan is repayable in cash, along with AUD$125,000 in interest, on 6 March 2025. AHI intends to fund this repayment by utilising funds raised under the Facility.

The remaining A$1.25m that was advanced to AHI under the Bridging Loan (Tranche 2) and any accrued interest (which accrues at a 100% per annum interest rate) is, subject to shareholder approval for the purposes of ASX Listing Rule 7.1 (Shareholder Approval), to be converted into Shares at the deemed conversion price to be equal to the volume weighted average price of the Shares over the five trading days preceding the date of issue of these Shares. If Shareholder Approval is not obtained, then Tranche 2 of the Bridging Loan and any accrued interest (being A$2.5m) is to be repaid in cash.

AHI intends to fund the repayment of this amount via the issue of Convertible Notes under the Facility, or through an alternative capital raising (including, without limitation, a potential rights issue to existing shareholders).

If Shareholder Approval is granted, Tranche 2 will be converted into Shares.

For more information, contact:

Vlado Bosanac Founder/Head of Strategy Advanced Health Intelligence Limited E: admin@ahi.tech	Simon Durack Chief Finance Officer Advanced Health Intelligence Limited E: admin@ahi.tech

For more information, please visit: www.ahi.tech

About Advanced Health Intelligence Ltd

AHI offers cutting-edge, smartphone-based health risk identification solutions that enable individuals to run their own comprehensive health assessments and risk stratification.

Utilising smartphone sensor technology, individuals can efficiently conduct a single scan or a series of scans to identify established risk markers for various health conditions. The resulting data can then be shared with healthcare providers, insurers, employers, and government agencies, facilitating timely triage and appropriate care pathway allocation.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	5

ASX Announcement 30 January 2025

AHI’s scientific research capability is dedicated to the development of advanced data capture techniques, optimising data input signal quality and continuous enhancement and validation of AHI’s solutions through rigorous scientific processes. AHI has assembled a team of experts in machine learning, artificial intelligence, biomathematical modelling and systems biology, computer vision, clinical expertise, and medically trained data scientists to develop and deploy these cutting-edge risk assessment tools.

Over the past decade, AHI has been at the forefront of health-tech innovation, pioneering the use of smartphones in digital-first health care. Our journey began with the groundbreaking development of the world’s first on-device body dimensioning capability.

Since then, we have continued to evolve and adapt our solutions to meet the dynamic needs of health systems players dedicated to delivering high-quality patient care and early detection of escalating health conditions.

AHI’s patented technology has enabled us to push the boundaries of early detection through digital health care, offering a suite of modular solutions that are transforming the industry and offering earlier intervention opportunities.

Our comprehensive solutions encompass:

●	Anthropometric and body composition analysis to identify obesity-related comorbidities, including diabetes risk stratification.

●	Predictive modelling of blood biomarkers (including HbA1C, HDL-C, LDL-C), and 10-year cardiovascular risk estimation.

●	Facial photoplethysmography to assess vital signs non-invasively and provide risk stratification for cardiovascular disease.

●	Device-derived dermatological image analysis for identifying over 588 skin conditions across 134 categories, including melanoma detection.

●	Atrial Fibrillation technology enables the detection of Atrial Fibrillation using a mobile device. This allows for early identification and monitoring of this common heart condition through a simple, non-invasive, and user-friendly smartphone-based solution.

AHI has developed digital biomarker-driven triage solutions that use only a smartphone or web browser. These solutions enable the identification of health risks across populations and provide more informed direction for individuals to appropriate care pathways for proactive health management. The technology provides billions of smartphone users worldwide with cost-effective access to health risk assessment, empowering them to take charge of their health journey and improving health outcomes globally.

Advanced Health Intelligence Ltd. ACN 602 111 115 Postal Address: PO Box 190, South Perth WA 6951 Email: investors@ahi.tech	6